EXHIBIT 99.2
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            [Letterhead of McDaniel & Associates Consultants Limited]




                        CONSENT OF INDEPENDENT ENGINEERS


We refer to our reports evaluating the crude oil and natural gas reserves attributable to PetroKazakhstan Inc. (the "Company") as of December 31, 2002 (collectively the "Reports").

We hereby consent to references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We also confirm that we have read the Annual Information Form and that we have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Reports or that are within our knowledge as a results of the services we performed in connection with such Reports.

Sincerely,

MCDANIEL & ASSOCIATES CONSULTANTS LTD.



By:    /s/ B.H. Emslie
      --------------------------------
      Name:   B.H. Emslie, P. Eng.
      Title:  Senior Vice President

      Calgary, Alberta, Canada
      Dated: June 2, 2003